Exhibit 99.1

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

ROUGE RESOURCES LTD.

203-609 GRANVILLE STREET
VANCOUVER, BC V6C 1T2

TELEPHONE: 604-831-2739
FACSIMILE: 604-831-2735

N E W S R E L E A S E

Corporate Update

March 19, 2012 – Vancouver, British Columbia. Further to its news release of January 19, 2012, Rouge Resources Ltd. (the “Company”) announces that it will be conducting a concurrent non-brokered private placement of up to $200,000 offering which will be, except for the absence of commissions, upon the same terms as the announced brokered portion of the financing through Canaccord Genuity Corp. (the “Agent”). Together, the brokered and non-brokered financings will total up to $1,200,000 or 4,800,000 units and close in conjunction with, and be contingent upon, the successful conclusion of the Company’s listing application on the TSX Venture Exchange (the “Exchange”).

The non-brokered private placement will involve the sale and distribution of up to 800,000 units of the Company at a price of $0.25 per unit, each unit comprising one common share and one share purchase warrant. Each warrant will entitle the holder to acquire one additional common share at a price of $0.40 per share for a period of one year from the date of closing. The Company intends to use the net proceeds of both the brokered and non-brokered offerings to continue exploration activities on its Dotted Lake Property in north central Ontario; to complete its exclusive option agreement regarding purchase of the adjacent Lampson Lake claims; to fund on-going operating expenses; and to supplement general working capital.

The securities to be offered in the private placements have not been registered under the U.S. Securities Act of 1933, as amended, (the “Securities Act”), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Company plans to offer and issue the units and their underlying securities only to persons outside the United States pursuant to Regulation S, promulgated under the Securities Act.

This press release is being issued pursuant to Rule 135c under the Securities Act, and is neither an offer to sell nor a solicitation of an offer to buy the units, their underlying securities, or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the notes or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

About Rouge Resources Ltd.

Rouge Resources Ltd is in the business of acquiring, exploring and, if warranted, developing mineral properties in Canada. The Company is now focused on continuing its exploration program on its 100% owned Dotted Lake Property in north-central Ontario. Additionally, the Company has an exclusive option to acquire mineral exploration interests on the adjacent Lampson Lake Property.

The Company has been a reporting issuer in British Columbia and Alberta since April 3, 1989 and became a foreign issuer in the United States pursuant to filings with the US Securities and Exchange Commission on or about November 15, 2003. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the stock symbol ROUGF:OB.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the proposed use of proceeds. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, a change in the use of proceeds, the volatility of mineral prices, the possibility that exploration efforts will not yield economically recoverable quantities of minerals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission (www.sec.gov), including the Company’s Form 20-F filed with the SEC on June 6, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: /s/ Linda Smith
       President & CEO